                                  Exhibit 99.0
                      Form 10-Q of First Savings Bank, SLA
                      for the quarter ended March 31, 1998

                         Office of Thrift Supervision
                              1700 G Street, N.W.
                             Washington, D.C. 20552

                    -----------------------------------------

                                    Form 10-Q

(Mark one)

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

           For the quarterly period ended March 31, 1998

[_]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

           For the transition period___________to___________.

OTS Docket Number:   05056
                     -----

                            First Savings Bank, SLA
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

           New Jersey                                      22-3188940
--------------------------------------------------------------------------------
  State or other jurisdiction                    IRS Employer Identification No.
of Incorporation or Organization

              1000 Woodbridge Center Drive, Woodbridge, NJ, 07095
--------------------------------------------------------------------------------
                    Address of Principal Executive Offices

                                (732) 726-9700
--------------------------------------------------------------------------------
                          Registrant's Telephone No.

                                Not Applicable
--------------------------------------------------------------------------------
       Former Name, Address, and Fiscal year, if changed since last report

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) had been subject to such filing requirements for the past 90 days.

                                Yes [X] No [_]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                       Outstanding at March 31, 1998
  ----------------------------------      ----------------------------------
             Common Stock                          8,016,351 shares

                            FIRST SAVINGS BANK, SLA

                              INDEX TO FORM 10-Q

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                                                                         Page #
                                                                         ------
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PART I.  FINANCIAL INFORMATION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 1.  Financial Statements
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Consolidated Statements of Financial Condition as of March 31,
         1998 (unaudited) and December 31, 1997 (audited)                    3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Consolidated Statements of Income for the three months ended
         March 31, 1998 and 1997 (unaudited)                                 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Consolidated Statements of Stockholders' Equity for the
         three months ended March 31, 1998 and 1997 (unaudited)              5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Consolidated Statements of Cash Flows for the three months
         ended March 31, 1998 and 1997 (unaudited)                           6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Notes to Unaudited Consolidated Financial Statements                7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                           9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 3.  Quantitative and Qualitative Disclosure About Market Risk           13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART II. OTHER INFORMATION                                                   15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         SIGNATURES                                                          16
--------------------------------------------------------------------------------

FIRST SAVINGS BANK SLA, AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Financial Condition
(Dollars in thousands, except per share data)

                                                                                        March 31          December 31,
                                                                                        --------          -----------
                                                                                         1998                 1997
                                                                                    --------------       --------------
                                                                                     (unaudited)           (audited)
Assets
Cash and due from banks.........................................................  $        70,206      $         8,377
Federal funds sold..............................................................           23,550                6,050
                                                                                    --------------       --------------
     Total cash and cash equivalents............................................           93,756               14,427
Federal Home Loan Bank of New York (FHLB-NY) stock, at cost.....................            8,352                8,045
Investment securities, at amortized cost (estimated fair value of $20,114
     and $31,150 at 3/31/98 and 12/31/97, respectively).........................           19,995               31,031
Investment securities available for sale........................................           31,690               17,701
Mortgage-backed securities, net (estimated fair value of $193,553 and
     $210,683 at 3/31/98 and 12/31/97, respectively)............................          191,812              207,157
Mortgage-backed securities available for sale...................................          177,716              147,137
Loans receivable, net...........................................................          609,779              588,500
Interest and dividends receivable...............................................            7,457                7,882
Premises and equipment, net.....................................................           12,807               13,087
Excess of cost over fair value of net assets acquired...........................            8,593                8,806
Other assets....................................................................            6,478                5,543
                                                                                    --------------       --------------
     Total assets...............................................................  $     1,168,435      $     1,049,316
                                                                                    ==============       ==============

-----------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Liabilities
Deposits........................................................................  $       819,453      $       816,283
Borrowed funds..................................................................          122,994              118,444
Employee Stock Ownership Plan (ESOP) debt.......................................              521                  546
Advances by borrowers for taxes and insurance...................................            5,887                5,444
Other liabilities...............................................................          115,331                6,913
                                                                                    --------------       --------------
  Total liabilities.............................................................        1,064,186              947,630
                                                                                    --------------       --------------

Stockholders' Equity
Preferred Stock; authorized 1,000,000 shares; issued and outstanding - none.....                -                    -
Common Stock, $.01 par value, 10,000,000 shares authorized;
     8,016,351 shares issued and outstanding at March 31, 1998 and
     December 31, 1997, respectively............................................               80                   80
Paid-in capital.................................................................           43,376               43,302
Retained earnings...............................................................           60,886               58,509
Accumulated other comprehensive Income..........................................              585                  524
Less: Common Stock acquired by the ESOP.........................................             (521)                (546)
      Common Stock acquired by the Recognition and
           Retention Plan (RRP).................................................             (157)                (183)
                                                                                    --------------       --------------
     Total stockholders' equity.................................................          104,249              101,686
                                                                                    --------------       --------------
     Total liabilities and stockholders' equity.................................  $     1,168,435      $     1,049,316
                                                                                    ==============       ==============


See accompanying notes to the unaudited consolidated financial statements.

FIRST SAVINGS BANK SLA, AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Income
(Dollars in thousands, except per share data)

                                                                  Quarter Ended March 31,
                                                             --------------------------------
                                                                 1998              1997
                                                             --------------    --------------
                                                                       (unaudited)
Interest income:
  Loans.................................................   $        11,637   $        10,281
  Mortgage-backed securities............................             3,441             4,181
  Investment securities.................................               784               988
  Investment and mortgage-backed securities and
    loans available for sale............................             2,755             2,341
                                                             --------------    --------------
     Total interest income..............................            18,617            17,791
                                                             --------------    --------------

Interest expense:
 Deposits:
   NOW and money market demand..........................             1,464             1,322
   Savings..............................................               775               823
   Certificates of deposit..............................             6,226             6,149
                                                             --------------    --------------
     Total interest expense - deposits..................             8,465             8,294
  Borrowed funds........................................             1,967             1,534
                                                             --------------    --------------
     Total interest expense.............................            10,432             9,828
                                                             --------------    --------------
Net interest income.....................................             8,185             7,963
Provision for loan losses...............................               375               300
                                                             --------------    --------------
Net interest income after provision for loan losses.....             7,810             7,663
                                                             --------------    --------------

Other operating income:
  Fees and service charges..............................               485               405
  Net gain on sales of loans and securities.............               107                 5
  Net gain on sale of deposits..........................             1,084                 -
  Other, net............................................               110               115
                                                             --------------    --------------
     Total other operating income.......................             1,786               525
                                                             --------------    --------------

Operating expenses:
  Compensation and benefits.............................             2,421             2,285
  Occupancy.............................................               418               527
  Equipment.............................................               320               265
  Advertising...........................................               119               145
  Federal deposit insurance.............................               122                28
  Amortization of intangibles...........................               213               212
  General and administrative............................               680               662
                                                             --------------    --------------
     Total operating expenses...........................             4,293             4,124
                                                             --------------    --------------

Income before income tax expense........................             5,303             4,064

Income tax expense......................................             1,964             1,563
                                                             --------------    --------------

Net income..............................................   $         3,339   $         2,501
                                                             ==============    ==============

Basic earnings per share................................   $          0.42   $          0.32
                                                             ==============    ==============

Weighted average shares outstanding.....................         7,951,088         7,886,471
                                                             ==============    ==============

Diluted earnings per share..............................   $          0.41   $          0.31
                                                             ==============    ==============

Weighted average shares outstanding
   including potential common stock.....................         8,051,825         8,030,205
                                                             ==============    ==============

See accompanying notes to the unaudited consolidated financial statements.

FIRST SAVINGS BANK SLA, AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
(Dollars in thousands) (unaudited)

                                                                             Accumulated
                                                                                Other       Common    Common
                                                                               Compre-      Stock      Stock       Total
                                            Common     Paid In    Retained     hensive     Acquired  Acquired  Stockholder's
                                            Stock      Capital    Earnings      Income     by ESOP    by RRP       Equity
                                          ------------------------------------------------------------------------------------
Balance at December 31, 1996............      $72      $27,427     $66,299         ($3)     ($646)     ($286)     $92,863

Net income for the quarter
   ended March 31, 1997.................        -            -       2,501           -          -          -        2,501
Cash dividends..........................        -            -        (349)          -          -          -         (349)
Net change in unrealized gain/loss
   on securities available for sale.....        -            -           -        (867)         -          -         (867)
Amortization of RRP.....................        -            -           -           -          -         26           26
Principal payments on ESOP loan.........        -            -           -           -         25          -           25
Exercise of stock options...............        -            1           -           -          -          -            1
                                        ------------------------------------------------------------------------------------

Balance at March 31, 1997...............       72       27,428      68,451        (870)      (621)      (260)      94,200
                                        ====================================================================================


Balance at December 31, 1997............      $80      $43,302     $58,509        $524      ($546)     ($183)    $101,686

Net income for the quarter
   ended March 31, 1998.................        -            -       3,339           -          -          -        3,339
Cash dividends..........................        -            -        (962)          -          -          -         (962)
Net change in unrealized gain/loss
   on securities available for sale.....        -            -           -          61          -          -           61
Amortization of RRP.....................        -            -           -           -          -         26           26
Principal payments on ESOP loan.........        -           74           -           -         25          -           99
                                        ------------------------------------------------------------------------------------

Balance at March 31, 1998...............      $80      $43,376     $60,886        $585      ($521)     ($157)    $104,249
                                        ====================================================================================

See accompanying notes to consolidated financial statements.

FIRST SAVINGS BANK SLA, AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
(Dollars in thousands)

                                                                                                Quarter Ended March 31,
                                                                                                -----------------------
                                                                                                  1998          1997
                                                                                                  ----          ----
                                                                                                      (unaudited)
Cash flows from operating activities:
   Net income............................................................................          3,339         2,501
   Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation of premises and equipment................................................            284           220
   Amortization of excess of cost over fair value of assets acquired.....................            213           212
   Amortization of ESOP..................................................................             99            25
   Amortization of RRP...................................................................             26            26
   Net accretion and amortization of deferred loan fees..................................             78           (66)
   Provision for loan losses.............................................................            375           300
   Provision for losses on real estate owned.............................................             10            10
   Net gain on sales of investment securities available for sale.........................             (8)           (5)
   Net loss on market adjustment to investment securities held for trading...............              -            33
   Loans originated for sale.............................................................         (2,239)       (1,386)
   Proceeds from sales of mortgage loans available for sale..............................          2,245         1,508
   Net gain on sales of mortgage loans available for sale................................             (6)           (5)
   Net gain on sales of mortgage-backed securities available for sale....................            (93)          (28)
   Net gain on sales of real estate owned................................................             (1)           (1)
   Investment securities purchased for trading...........................................              -        (1,989)
   Net accretion of premiums and amortization of discounts...............................           (273)          253
   Decrease (increase) in interest and dividends receivable..............................            425          (116)
   Increase (decrease) in other liabilities..............................................          1,910           (35)
   Increase in other assets..............................................................           (344)         (218)
                                                                                             ------------- -------------
         Net cash provided by operating activities.......................................          6,040         1,239
                                                                                             ------------- -------------
Cash flows from investing activities:
   Proceeds from sales of investment securities available for sale.......................          2,008         1,016
   Proceeds from sales of mortgage-backed securities available for sale..................         15,763        39,892
   Proceeds from sales of real estate owned..............................................             82           370
   Investment securities purchased for sale..............................................        (15,999)       (1,012)
   Mortgage-backed securities purchased for sale.........................................        (51,719)      (60,112)
   Purchases of investment securities....................................................         (1,880)       (6,000)
   Maturities/calls of investment securities.............................................         13,000         4,000
   Origination of loans..................................................................        (61,697)      (24,995)
   Purchases of mortgage loans...........................................................              -          (596)
   Purchases of mortgage-backed securities...............................................         (4,534)       (8,498)
   Principal repayments on loans.........................................................         39,249        13,899
   Principal payments on mortgage-backed securities......................................         25,643        19,604
   Purchase of FHLB-NY stock.............................................................           (307)         (617)
   Purchases of premises and equipment...................................................             (4)       (1,961)
                                                                                             ------------- -------------
          Net cash used in investing activities..........................................        (40,395)      (25,010)
                                                                                             ------------- -------------
Cash flows from financing activities:
   Payment on ESOP debt..................................................................            (25)          (25)
   Stock orders received.................................................................        106,508             -
   Stock options exercised...............................................................              -             1
   Cash dividends paid...................................................................           (962)         (349)
   Net increase in deposits..............................................................          3,170        11,643
   Net increase in borrowed funds........................................................          4,550        24,234
   Net increase in advances by borrowers for taxes and insurance.........................            443           446
                                                                                             ------------- -------------
            Net cash provided by financing activities....................................        113,684        35,950
                                                                                             ------------- -------------
            Net increase in cash and cash equivalents....................................         79,329        12,179
Cash and cash equivalents at beginning of period.........................................         14,427         9,042
                                                                                             ------------- -------------
Cash and cash equivalents at end of period...............................................         93,756        21,221
                                                                                             ============= =============

Supplemental disclosures of cash flow information:
   Cash paid during the period for:
       Interest..........................................................................         10,129         9,428
       Income taxes......................................................................              -             -
   Non cash investing and financing activities for the period:
       Transfer of loans to real estate owned............................................            716           310
                                                                                             ============= =============

See accompanying notes to unaudited consolidated financial statements.

                            FIRST SAVINGS BANK, SLA

             Notes to Unaudited Consolidated Financial Statements

(1)  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and in conformity with the instructions to Form 10-Q and
Article 10 of Regulation S-X for First Savings Bank, SLA and its wholly-owned subsidiaries, FSB Financial Corp., and 1000 Woodbridge Center Drive, Inc. (the "Bank").

In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial condition, results of operations, and changes in cash flows and equity have been made at and for the three months ended March 31, 1998 and 1997. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire fiscal year ended December 31, 1998. These interim financial statements should be read in conjunction with the December 31, 1997 financial statements.

(2)  Net Income Per Share

Basic earnings per share is calculated by dividing net income by the daily average number of common shares outstanding during the period. Common stock equivalents are not included in the calculation.

Diluted earnings per share is computed similar to that of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potential dilutive common shares were issued.

Per share data reflects 10% stock dividends paid on December 16, 1996, and October 30, 1997, applied retroactively.

As a result of the conversion and reorganization, the existing outstanding shares (8,016,351 at March 31, 1998) were converted, at an exchange ratio of 3.9133, into shares of First Savings Bancorp, Inc. on April 8, 1998. Basic and diluted earnings per shares restated for the effects of this conversion are presented below.

                                                      Three Months Ended

                                              March 31, 1998      March 31, 1997

Net income..................................      $3,339              $2,501

Basic earnings per share....................       $0.11               $0.08

Weighted average basic shares outstanding...  31,114,993          30,862,127

Diluted earnings per share..................       $0.11               $0.08

Weighted average diluted shares outstanding.  31,509,207          31,424,601


(3)  Dividends

Based upon current operating results, the Bank declared a cash dividend of $.12 per share on January 28, 1998, payable February 27, 1998, to stockholders of record on February 13, 1998.

(4)   Commitments and Contingencies

At March 31, 1998, the Bank had the following commitments: (i) to originate loans totaling $51.8 million; (ii) to purchase mortgage-backed securities totaling $46.0 million; (iii) to purchase investment securities totaling $4.5 million, (iv) unused equity lines of credit totaling $15.9 million; (v) unused construction lines of credit totaling $19.4 million, (vi) unused credit card lines totaling $927,000, (vi) unused other lines of credit totaling $2.1 million and (vii) letters of credit outstanding totaling $2.1 million. There were also commitments to sell loans totaling $2.5 million at March 31, 1998. Further, certificates of deposits, which are scheduled to mature and/or rollover in one year or less, totaled $337.5 million at March 31, 1998.

(5)   Allowance for Loan Losses


                                                For the three months        For the three months
                                                ended March 31, 1998        ended March 31, 1997
                                               -----------------------     -----------------------
                                                            (unaudited) (in thousands)
        Balance at beginning of period                         $6,097                      $5,322
        Provision charged to operations                           375                         300
        Recoveries                                                ---                         ---
        Loans charged - off                                       (66)                        (74)
                                               -----------------------     -----------------------

        Balance at end of period                               $6,406                      $5,548
                                               =======================     =======================

(6)   Comprehensive Income

Effective January 1, 1998, the company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under SFAS 130, comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly in equity, such as unrealized gains or losses on securities available for sale. Comparative financial statements provided for earlier periods are required to be reclassified to reflect application of the provisions of SFAS 130.

SFAS 130 requires total comprehensive income and its components to be displayed on the face of a financial statement for annual financial statements. For interim financial statements, SFAS 130 requires only total comprehensive income to be reported and allows such disclosure to be presented in the notes to the interim financial statements. Total comprehensive income for the three months ended March 31, 1998 and March 31, 1997, amounted to $3.4 million and $1.6 million, respectively.

FIRST SAVINGS BANK, SLA

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General.

Conversion and reorganization. On April 8, 1998 First Savings Bank, SLA and its mutual holding company, First Savings Bancshares, MHC, completed a conversion and reorganization into the stock holding company structure and also completed the offering of the common stock of First Source Bancorp, Inc., the new stock holding company of First Savings Bank. Through a Subscription and Community Offering, First Source Bancorp, Inc. raised approximately $165.6 million in gross proceeds. First Source Bancorp, Inc. trades on the Nasdaq National Market under the symbol "FSLA."

Assets. Total assets increased by $119.1 million, or 11.4%, to $1.2 billion at March 31, 1998, from $1.0 billion at December 31, 1997. Cash and cash equivalents increased $79.3 million to $93.8 million as of March 31, 1998, from $14.4 million at December 31, 1997. This increase was directly due to the large number of stock orders received at the end of March from the stock offering in conjunction with the Bank's conversion and plan of reorganization. The majority of these orders were received on March 31, 1998, and this accounts for the particularly large increase in the "cash and due from banks" caption. Cash and cash equivalents will continue to remain at a high level until the funds received from the subsequent stock sale are deployed in longer term assets. The majority of the balance, however, is currently invested in Federal Funds sold. Investment securities, including those available for sale, increased $3.0 million, or 6.1%, to $51.7 million as of March 31, 1998. Federal Home Loan Bank of New York ("FHLB-NY") stock increased $307,000, or 3.8%, to $8.4 million at March 31, 1998, due to an increase in the amount of outstanding mortgage loans and mortgage-backed securities, which necessitated the purchase of additional stock pursuant to the requirements of the FHLB-NY. Loans increased $21.3 million, or 3.6%, to $609.8 million as of March 31, 1998, from $588.5 million at December 31, 1997. The increase was due primarily to loan originations exceeding loan amortization and prepayments, particularly with regard to residential single family five- and seven-year adjustable rate and fifteen-year fixed rate mortgages. Mortgage-backed securities, including those available for sale, increased $15.2 million, or 4.3%, to $369.5 million at March 31, 1998, from $354.3 million at December 31, 1997, primarily due to purchases of $56.3 million partially offset by sales totaling $15.8 million and prepayments of $25.6 million. Other assets increased $935,000, or 16.9%, to $6.5 million at March 31, 1998 from $5.5 million at December 31, 1997. This increase was primarily due to conversion costs capitalized pending the closing of the conversion and reorganization.

Liabilities. Deposits increased $3.2 million, or 0.4%, to $819.5 million at March 31, 1998, from $816.3 million at December 31, 1997. This increase was net of the sale of $25.2 million in deposits. On February 26, 1998, the Bank sold the deposits and certain assets of its Eatontown branch office to another financial institution. The Eatontown location was considered outside the Bank's primary market area, which was the principal reason for the sale. Other contributing factors were the high cost to service the branch and a high cost of funds. Borrowed funds increased $4.6 million, or 3.8%, to $123.0 million at March 31, 1998, from $118.4 million at December 31, 1997. Other liabilities increased $108.4 million to $115.3 million at March 31, 1998, from $6.9 million at December 31, 1997. This increase was primarily due to the receipt of non-refundable stock orders for the pending conversion and reorganization.

Capital. The Bank's stockholders' equity increased $2.6 million for the three months ended March 31, 1998, due primarily to earnings of $3.3 million, partially offset by dividends declared and paid during the first quarter of 1998 of $962,000.

The OTS requires that the Bank meet minimum tangible, core, and risk-based capital requirements. At March 31, 1998, the Bank exceeded all regulatory capital requirements, as follows:


                               Required                   Actual
                         ---------------------     ---------------------         Excess of Actual
                                       % of                      % of            over Regulatory
                           Amount     Assets         Amount     Assets            Requirements
                         ----------- ---------     ----------- ---------     ------------------------
                                     (Dollars in thousands)
Tangible Capital            $17,415     1.50%         $95,016     8.18%              $77,601
Core Capital                 34,829     3.00%          95,016     8.18%               60,187
Risk-based Capital           37,661     8.00%         100,971    21.20%               63,310

Liquidity and Capital Resources. The Bank's primary sources of funds are deposits; proceeds from principal and interest payments on loans and mortgage-backed securities; sales of loans, mortgage-backed securities and investments available for sale; maturities of investment securities and short-term investments; and, to an increasing extent, advances from the FHLB-NY and other borrowed funds. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit cash flows and mortgage prepayments are greatly influenced by general interest rates, competition, and economic conditions.

The most significant primary source of funds for the first three months of 1998 was principal repayment and prepayment of mortgage loans and mortgage-backed securities, totaling $64.9 million. Funds for the first quarter of 1998 were also positively impacted by stock orders received by the Bank for the offering of common stock for First Source Bancorp, Inc. in conjunction with the conversion and reorganization, as evidenced by the $108.4 million increase in other liabilities for the quarter.

The primary investing activities of the Bank for the first three months of 1998 were the origination of loans totaling $63.9 million. Other significant investing activities of the Bank for the quarter ended March 31, 1998, were the purchases of mortgage-backed securities available for sale totaling $51.7 million, purchases of investment securities available for sale totaling $16.0 million, purchases of mortgage-backed securities held to maturity totaling $4.5 million and purchases of investment securities held to maturity totaling $1.9 million.

The Bank is required to maintain an average daily balance of liquid assets as defined by OTS regulations. This ratio is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4.00%. The Bank's liquidity ratio at March 31, 1998, was 46.37%. The definition of assets considered liquid was recently redefined by the OTS. As of March 31, 1998, assets qualifying for liquidity purposes totaled $392.8 million.

Comparison of Operating Results for the Three Months Ended March 31, 1998 and 1997.

Results of Operations. Net income for the quarter ended March 31, 1998, was $3.4 million. This represents a 33.5% increase over the comparable 1997 earnings of $2.5 million. Basic and diluted earnings per share were $0.42 and $0.41, respectively, for the 1998 period. For the comparable 1997 period, basic and diluted earnings per share were $0.32 and $0.31, respectively. Earnings for the 1998 quarter were enhanced by a $687,000 gain, net of taxes, on the sale of a branch office located in Eatontown, NJ, to another financial institution. Earnings for the 1998 quarter, excluding the effect of this transaction, would have been $2.7 million, with basic and diluted earnings per share of $0.33.

Interest income. Interest income increased by $826,000, or 4.6%, to $18.6 million for the three months ended March 31, 1998, compared to $17.8 million for the same period in 1997. Interest on loans increased $1.4 million, or 13.2%, to $11.6 million for the three months ended March 31, 1998, from $10.3 million for the same period in 1997. The increase was due primarily to an increase in the average size of the loan portfolio to $595.4 million for the three month period ended March 31, 1998, from $515.1 million for the same period in 1997, partially offset by a 17 basis point decrease in the yield of the portfolio to 7.82%. The decrease in yield was due to the Bank's emphasis on adjustable-rate loan originations, which tend to earn lower rates of interest (during their initial terms) than fixed-rate mortgages, prepayments and refinancings of higher yielding mortgage loans and a general decrease in long-term interest rates. Interest on mortgage-backed securities ("MBS") decreased $740,000, or 17.7%, to $3.4 million for the three months ended March 31, 1998, compared to $4.2 for 1997. The decrease was due primarily to the decreased average balance of the MBS portfolio to $204.1 million for the first three months of 1998, from $246.9 million for the same period in 1997. Interest and dividends on investment securities decreased $204,000, or 20.6%, to $784,000 for the three months ended March 31, 1998. The decrease was due primarily to the decreased average size of the investment securities portfolio to $46.1 million for the first three months of 1998, from $57.6 million for the same period in 1997, augmented by a decrease in the yield on the portfolio of 7 basis points to 6.80%. Interest on investments available for sale increased $414,000, or 17.7%, to $2.8 million for the three months ended March 31, 1998, as compared to $2.3 million for the same period in 1997. The increase was due primarily to an increase in the average size of the portfolio to $180.4 million for the three month period ended March 31, 1998, from $148.7 million for the same period in 1997, partially offset by a decrease in the yield of the portfolio of 19 basis points to 6.11%. The decrease in the yield on the portfolio was primarily due to the prepayment of higher yielding mortgage-backed securities, calls of higher yielding investment securities and the general decrease in long-term interest rates.

Interest Expense. Interest expense increased $604,000, or 6.1%, to $10.4 million for the three months ended March 31, 1998, compared to $9.8 million for the same period in 1997. Interest expense on deposits increased $171,000, or 2.1%, to $8.5 million for the three months ended March 31, 1998, compared to $8.3 million for the same period in 1997. The increase was due primarily to an increase in the average balance of deposits to $788.4 million for the quarter ended March 31, 1998, from $779.8 million for the comparable 1997 quarter, in conjunction with an increase in the average cost of deposits to 4.29% for the three months ended March 31, 1998, from 4.25% for the same period in 1997. The increased average cost of deposits was primarily due to increased costs associated with certificates of deposits. The overall cost of funds on this product rose 9 basis points between the periods. This increase was due to the Bank raising the rates paid on several certificate programs in conjunction with local market rates. Local market rates increased due to the presence of new competition. The overall cost of deposits was mitigated through an increase in non-interest bearing deposits, the quarterly average balance of which increased to $28.3 million at March 31, 1998 from $20.6 million at March 31, 1997. The increase in the average balance of deposits and the average cost of deposits would have been greater without the effects of the sale of the Eatontown branch location, discussed previously. Interest expense on borrowed funds increased $433,000, or 28.2%, to $2.0 million for the three months ended March 31, 1998, compared to $1.5 million for the comparable 1997 period. The increase was due primarily to the growth in the average balance of borrowings, which was $133.3 million for the three months ended March 31, 1998, as compared to $103.2 million for the comparable 1997 period, partially offset by a 5 basis point decrease in average cost of borrowed funds to 5.90%. The increase in the average balance was attributable to management's continuing strategy to fund the purchase of investment and mortgage-backed securities through the use of borrowed funds, where accretive to earnings. The decrease in average cost was reflective of the decrease in borrowing rates.

Net Interest Income Before Provision. Net interest income before provision for loan losses increased $222,000, or 2.8%, to $8.2 million for the three months ended March 31, 1998, compared to $8.0 million for the same period in 1997. The increase was due primarily to the $19.0 million increase in the average balance of net interest-earning assets for the 1998 period, partially offset by a 17 basis point decrease in interest rate spread to 2.73% as of March 31, 1998, from 2.90% as of March 31, 1997.

Provision for Loan Losses. The provision for loan losses increased $75,000 to $375,000 for the three months ended March 31, 1998, compared to $300,000 for the same period in 1997. The increase was primarily attributable to the $80.3 million increase in the average balance of the loan portfolio from March 31, 1997 to March 31, 1998. The related allowance for loan losses balance was $6.4 million at March 31, 1998 as compared to $5.5 million at March 31, 1997. The allowance for loan losses as a percentage of total loans was 1.04% at March 31, 1998, as compared to 1.05% at March 31, 1997.

Total foreclosed real estate ("REO") increased $625,000 during the three month period ended March 31, 1998. Over the three month period, the Bank acquired seven residential properties, with a carrying value of $716,000, as REO. Two residential REO properties were sold over the period with net proceeds of $82,000. At March 31, 1998, REO consisted of 18 residential properties totaling $2.0 million. Six of these properties, with a carrying value of $784,000, were under contract for sale at March 31, 1998. Management continues to pursue the sale of REO properties in an expedient manner.

The following table sets forth ratios regarding nonaccrual loans, and loans which are 90 days or more delinquent, but on which the Bank is accruing interest at the dates indicated. The Bank discontinues accruing interest on delinquent loans when collection of interest is considered doubtful, generally 90 days or more delinquent, and loan-to-value ratios exceed 55%, at which time all accrued but uncollected interest is reversed.


                                                        March 31,    Dec. 31,   Sept. 30,    June 30,   March 31,
                                                          1998         1997       1997         1997       1997
                                                       -----------------------------------------------------------
   Non-accrual mortgage loans.......................     $2,911       $3,706     $3,547       $4,839     $4,466
   Non-accrual other loans..........................         38           29         14           82         11
                                                       -----------------------------------------------------------
      Total non-accrual loans.......................      2,949        3,735      3,561        4,921      4,477
                                                       -----------------------------------------------------------
   Loans 90 days or more delinquent and still
   accruing.........................................        407          597        379          335         83
                                                       -----------------------------------------------------------
   Total non-performing loans.......................      3,356        4,332      3,940        5,256      4,560
   Total foreclosed real estate, net of related
   allowance for loss...............................      2,005        1,380      1,398        1,541      1,448
                                                       -----------------------------------------------------------
   Total non-performing assets......................     $5,361       $5,712     $5,338       $6,797     $6,008
                                                       ===========================================================
   Non-performing loans to loans, receivable........      0.55%        0.74%      0.69%        0.95%      0.88%
   Non-performing assets to total assets............      0.46%        0.54%      0.51%        0.66%      0.59%

In management's opinion, the allowance for loan losses, totaling $6.4 million, is adequate to cover losses inherent in the portfolio. The amount of the provision is based on management's evaluation of the risk inherent in the loan portfolio. Management will continue to review the need for additions to its allowance for loan losses based upon its quarterly review of the loan portfolio, the level of delinquencies, and general market and economic conditions, and will make adjustments to the allowance as necessary.

Other Operating Income. Other operating income increased $1.3 million, or 240.2%, to $1.8 million for the three months ended March 31, 1998, compared to $525,000 for the same period in 1997. The increase in this category was primarily due to the gain on sale of deposits of $1.1 million for the three months ended March 31, 1998. This amount represents the pre-tax gain realized by the Bank on the sale of its Eatontown branch office. There was no such activity in the 1997 period. Fees and service charges increased $80,000, or 19.8%, to $485,000 for the quarter ended March 31, 1998, from $400,000 for the comparable 1997 period. This increase was primarily attributable to the growth in checking accounts. Net gain on the sales of loans and securities increased $102,000 to $107,000 for the quarter ended March 31, 1998, from $5,000 for the comparable 1997 period. Activity in the 1998 quarter primarily consisted of the sale of mortgage-backed securities which, management believed, contained exceptionally high prepayment risk.

Operating Expenses. Operating expenses increased $169,000, or 4.1%, to $4.3 million for the three months ended March 31, 1998, from $4.1 million for the comparable 1997 period. Compensation and employee benefits increased $136,000, or 6.0%, to $2.4 million for the quarter ended March 31, 1998, from $2.3 million for the comparable 1997 period The increase was primarily attributable to increased compensation costs, due to cost of living increases, and increased benefit costs due to the accounting for shares contributed to the ESOP plan. During the 1998 quarter, the Bank became affected by the provisions of Statement of Position 93-6, which requires that compensation expense be recognized for the market value of shares to be distributed or released to an ESOP. Federal deposit insurance premiums increased $94,000 to $122,000 for the quarter ended March 31, 1998, from $28,000 for the comparable 1997 period The 1997 period benefited from reduced insurance premiums due to the then recent funding of the Savings Associations Insurance Fund ("SAIF"). The Bank's assessment rate for the quarter ended March 31, 1998, was 6.48 basis points, as compared to an effective rate, after including a credit issued by the SAIF in 1997, of 1.62 basis points for the comparable 1997 quarter. These increases were partially offset by a decrease in Occupancy costs. Occupancy expense decreased $109,000, or 20.7%, to $418,000 for the quarter ended March 31, 1998, from $527,000 for the comparable 1997 period. This decrease was due to reduced costs associated with the move to the Bank's new corporate headquarters in April, 1997. The new headquarters replaced three administrative offices. The 1997 period was also affected by certain costs associated with the pending move.

Item 3.  Quantitative and Qualitative Disclosure About Market Risk.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The Bank utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of fixed-rate mortgage loans having effective terms to maturity of not more than 25 years, adjustable-rate loans and consumer loans consisting primarily of home equity loans and lines of credit;
(2) selling substantially all fixed-rate conforming mortgage loans with terms of thirty years without recourse and on a servicing-retained basis; and (3) investing primarily in adjustable-rate mortgage-backed securities, which may generally bear lower yields as compared to longer term investments, but which better position the Bank for increases in market interest rates, and holding the majority of these securities as available for sale. The Bank currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk.

Net Portfolio Value. The Bank's interest rate sensitivity is monitored by management through the use of the OTS model which estimates the change in the Bank's net portfolio value ("NPV") over a range of interest rate scenarios, and the Federal Home Loan Bank of Atlanta Asset/Liability Model. The NPV is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current value of off-balance sheet items. The OTS uses, as a critical point, a change of plus or minus 200 basis points in order to set its "normal" institutional results and peer comparisons. The greater the change, positive or negative, in NPV, the more interest rate risk is assumed to exist within the institution. The following table lists the Bank's percentage change in NPV assuming an immediate change of plus or minus of up to 400 basis points from the level of interest rates at March 31, 1998, as calculated by the OTS. As the table shows, increases in interest rates would result in decreases in the Bank's NPV, while decreases in interest rates would result in increases in the Bank's NPV. All market risk instruments presented in this table are held to maturity or available for sale. The Bank had no trading securities at March 31, 1998.



                                                                                  NPV as a % of Portfolio
   Changes In                      Net Portfolio Value                                Value of Assets
 Interest Rates    -----------------------------------------------------------------------------------------
 In Basis Points                                                                   NPV
  (Rate Shock)            Amount           $ Change             % Change          Ratio           Change (1)
------------------------------------------------------------------------------------------------------------
                                           (Dollars in thousands)
      +400              $  79,072          $(52,396)              (40)%            6.77%             (448)
      +300                 95,326           (36,142)              (27)             8.16              (309)
      +200                111,580           (19,888)              (15)             9.55              (170)
      +100                121,524            (9,944)               (8)            10.40               (85)
    Static                131,468                 -                 -             11.25                 -
      -100                136,181             4,713                 4             11.65                40
      -200                140,894             9,426                 7             12.06                81
      -300                146,448            14,980                11             12.53               128
      -400                152,002            20,534                16             13.01               176

(1)  Expressed in basis points.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

                          PART II. OTHER INFORMATION


Item 1.   Legal Proceedings.
         There are various claims and lawsuits in which the Registrant is periodically involved incidental to the Registrant's business. In the opinion of management, no material loss is expected from any of such pending claims and lawsuits.

Item 2.   Changes in Securities.
         Not applicable

Item 3.   Defaults Upon Senior Securities.
         Not applicable

Item 4.   Submission of Matters to a Vote of Security Holders.
         A special meeting of stockholders was held on April 2, 1998. The following proposals were voted on by the stockholders:



                                                            For            Against           Abstain
                                                            ---            -------           -------
           1.   Approval of the Plan of Conversion
                and Plan of Reorganization between
                First Savings Bancshares, MHC and
                the Bank                                 7,194,970           20,208             -

           2.   Authorization to Adjourn the
                Special Meeting                          6,845,793          363,708             -

Item 5.   Other Information.
         None

Item 6.   Exhibits and Reports on Form 8-K.

         a.)   Exhibits


         Exhibit
         Number            Description                                                  Reference
         ------            -----------                                                  ---------
           3.1             Certificate of Incorporation of First Savings                    *
                              Bank, SLA
           3.2             Bylaws of First Savings Bank, SLA                                *
           4.0             Stock Certificate of First Savings Bank, SLA                     *

         * Incorporated herein by reference into this document from the Application for Conversion on Form AC and exhibits thereto of First Savings Bancshares, MHC, and any amendments or supplements thereto filed with the OTS on December 19, 1997 and amended on February 9, 1998, Docket No. 05056.

         b.)  Reports on Form 8 - K
              ---------------------
                  No Form 8 - K was filed during the quarter.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      FIRST SAVINGS BANK, SLA




Date:  May 15, 1998                   By: /s/ John P. Mulkerin
                                          --------------------
                                          John P. Mulkerin
                                          President
                                          Chief Executive Officer
                                          Director


Date:  May 15, 1998                   By: /s/ Christopher P. Martin
                                          -------------------------
                                          Christopher P. Martin
                                          Executive Vice President
                                          Chief Operating and Financial Officer
                                          Corporate Secretary
                                          Director